Exhibit 99.1

EQONEX Announces Fiscal Year 2021 Financial Results

Management Call to Discuss Fiscal Year 2021 Financial Results and Business Updates for the First Quarter of Fiscal Year 2022 on July 14, 2021

June 30, 2021 - Singapore: Diginex Limited (Nasdaq: EQOS), recently rebranded as EQONEX Group (“EQONEX” or the “Company”), a digital assets financial services company, today announced its financial results for the fiscal year ended March 31, 2021. Please refer to the Company’s annual report on Form 20-F for fiscal year 2021 detailed financial disclosure.

Fiscal Year 2021 Key Financial & Strategic Highlights

●	In October 2020, EQONEX became the first company with a cryptocurrency exchange to be listed on Nasdaq

●	Robust balance sheet: Cash and cash equivalents of US$52.1 million and no interest-bearing debt as of March 31, 2021

●	Revenue generation accelerated during the fourth quarter of 2021, providing a springboard for revenue growth in fiscal year 2022

●	Adjusted EBITDA for the year ended March 31, 2021 was a loss of US$33.5 million after adjusting for non-recurring business combination expenses plus fair value adjustments; compared with a loss of US$32.5 million for the prior fiscal year

●	EQONEX Exchange launched publicly in July 2020 and has seen average daily volumes grow to US$15.9 million by March 2021 , providing a base for significant volume growth into fiscal year 2022 with June 2021 average daily volumes in excess of $180 million

●	Launch of the special issuance period for our native exchange token EQO in March 2021 has driven a rapid increase in fee paying volume in the first quarter of fiscal year 2022

Richard Byworth, Chief Executive Officer at EQONEX Group, said: “This was a watershed year in which we launched our core business line, the EQONEX cryptocurrency exchange, and became the first company with a cryptocurrency exchange to list on Nasdaq. We devoted substantial time and resources towards bootstrapping volumes on EQONEX Exchange to a level where we could begin generating revenue at the very tail end of fiscal year 2021. While daily trading volumes grew to US$15.9 million by March 2021, we have seen this significant growth trend continue with daily volumes reaching in excess of US$180 million in June 2021 month-to-date, a significant portion of which are fee paying volumes.”

“Our focus is squarely on delivering a compliant and trusted platform that is necessary for greater widespread adoption of cryptocurrencies. During the past two years, we have been investing in the development and roll-out of our complete digital asset ecosystem which includes EQONEX Exchange; Digivault, the sole standalone FCA registered digital asset custodian; Bletchley Park, our asset manager; and our Trading businesses. All of these businesses are fully operational and have begun generating revenue. Additionally, we have been investing in two highly complementary businesses –borrowing & lending and investment products – both of which we expect to launch in the first half of fiscal year 2022. Our ecosystem was specifically designed to deliver complementary, yet diversified revenue streams with many more products and services still in the pipeline.”

“This investment in building our ecosystem has only just begun to generate revenue. It has positioned us to deliver on our goals of becoming a leading regulatory-focused digital asset financial services company, with a comprehensive offering which we believe will deliver long term value for shareholders.”

Conference Call to Discuss Fiscal Year 2021 Results and Business Updates for the First Quarter of 2022

EQONEX’s management will hold an earnings conference call at 8:00 AM U.S. Eastern Time on Thursday, July 14, 2021 (8:00 PM Singapore/Hong Kong Time on the same day) to discuss its fiscal year 2021 results and provide financial and operational updates for the first quarter of fiscal year 2022.

All participants must register in advance of the conference using the link provided below. Upon registering, you will be provided with participant dial-in numbers, Direct Event passcode and unique registrant ID, which can be used to join the conference call.

Registration link: http://apac.directeventreg.com/registration/event/4338009

Please dial in 15 minutes before the call is scheduled to begin and provide the Direct Event passcode and unique Registration ID you have received upon registering to join the call.

A live and archived webcast of the conference call will be available at the following link: https://group.eqonex.com/investor-relations/webcasts-corporate-presentations.

A telephone replay of the call will be available after the conclusion of the conference call until July 22, 2021, 9:59 AM US ET:

United States: +1 646 254 3697

International: +61 2 8199 0299

Passcode: 4338009

Fiscal Year 2021 Financial Results

For a full breakdown of the Company’s financial statements, please refer to the Company’s annual report on Form 20-F filed on June 30, 2021. The annual report can be accessed on the Company’s investor relations website at https://group.eqonex.com/ as well as the SEC’s website at http://www.sec.gov.

Revenues

Revenue for fiscal year 2021 was US$0.3 million, a decrease from US$0.5 million last fiscal year, due primarily to a change in focus of the Capital Markets Business from ICOs to digital security focused transactions, which are anticipated to have greater future revenue opportunities. Revenue was primarily generated during the last quarter of fiscal year 2021 as a result of a significant increase in revenue-generating trading volume on EQONEX exchange.

Exchange revenue for fiscal year 2021 was US$0.2 million. Following the public launch of EQONEX in July 2020, the exchange initially focused on attracting customers to the platform and growing trading volumes. In order to achieve this, EQONEX offered fee, and other, incentives to both retail and institutional participants. The result of these initiatives saw volumes rise to an average daily trading for March 2021 of US$15.9 million.

Trading business revenues for fiscal year 2021 were US$0.1 million, composed primarily from OTC trades.

During fiscal year 2021, EQONEX also focused on developing its other business lines to drive future revenue growth.

Digivault, the Custody Business, was integrated with EQONEX towards the end of the fiscal year 2021. While serving another Group business does not generate revenues on a consolidated basis, it does save costs from engaging with alternative third-party solutions.

Bletchley Park Asset Management, for the majority of fiscal year 2021 offered a zero-fee structure to the seed investors. Since January 2021, the business has been raising additional capital which generates both management and performance fees. The revenues associated with the Asset Management business in prior years related to those generated from Bletchley Park Asset Management Jersey (BPAMJ). The funds associated with BPAMJ were liquidated during fiscal year 2021 which resulted in a reduction in revenue.

Operating Loss

Operating loss for fiscal year 2021 was US$64.6 million, an increase from US$42.5 million during the prior fiscal year. The operating loss for fiscal year 2021 includes a US$28.2 million non-cash fair value charge for the employee share option plan that was established in 2017 and vests in December 2021, compared to a non-cash fair value charge for the share option plan of US$9.7 million in the prior fiscal year.

Salaries and associated expenses increased marginally to US$14.9 million from US$14.4 million in the prior fiscal year. Headcount as of March 31, 2021, was 157, compared to 137 as of March 31, 2020. In addition, other costs incurred relate to, amongst others, legal and professional fees associated with the Nasdaq listing and new product launches, marketing costs, technology and software development costs, and office rent.

Adjusted EBITDA

Adjusted EBITDA from continuing operations for fiscal year 2021 was a loss of US$33.5 million, compared to a loss of US$32.5 million during the prior fiscal year. Adjusted EBITDA from continuing operations is derived to reflect the result of the core performance of the business. The adjustments relate to one off, non-cash costs associated with the business combination with 8i Enterprises which resulted in the Nasdaq listing, the fair value recognition of financial instruments and the fair value of the share option plan as noted above.

Net Loss

Net loss for fiscal year 2021 was US$125.9 million, compared to US$58.1 million for prior fiscal year. The loss for fiscal year 2021 includes one-off, non-cash expenses relating to the business combination with 8i Enterprises of US$76.1 million. The loss for the year was also inflated by the non-cash fair value charge for the employee share option plan of US$28.2 million. The net loss was partially offset by a non-cash reduction in the warrant liability of US$11.4 million.

Balance Sheet

As of March 31, 2021, the Company had US$52.1 million in cash and cash equivalents, an increase of US$51.1 million from March 31, 2020.

Contacts

Press Contact:

Heather Dale

heather.dale@eqonex.com

Investor Relations Contacts:

Ross Dunwoody or Christian Arnell

ir@eqonex.com

Gateway Investor Relations:

Matt Glover

eqonex@gatewayir.com

About EQONEX

EQONEX is a digital assets financial services company focused on fairness, governance, and innovation. The group encompasses cryptocurrency exchange EQONEX as well as an over-the-counter trading platform. It also offers a front-to-back integrated trading platform, Access Trading, a securitization advisory service, EQONEX Capital, market leading hot and cold custodian Digivault and asset manager Bletchley Park.

For more information visit: https://group.eqonex.com

Follow EQONEX on social media on Twitter @eqonex, on Facebook @eqonex, and on LinkedIn.

This press release is provided by Diginex Limited (“EQONEX”) for information purposes only, is a summary only of certain key facts and plans of EQONEX and includes forward looking statements that involve risks and uncertainties. Without limitation, the press release does not constitute an offer or solicitation in relation to any securities or other regulated products or services or to make use of any services provided by EQONEX, and neither this press release nor anything contained in it will form the basis of any contract or commitment whatsoever. The contents of this press release have not been reviewed by any regulatory authority in any jurisdictions.

Forward-Looking Information

This press release includes statements that express Eqonex’s opinions, expectations, beliefs, plans, objectives, assumptions or projections regarding future events or future results and therefore are, or may be deemed to be, “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements can generally be identified by the use of forward-looking terminology, including the terms “believes,” “estimates,” “anticipates,” “expects,” “seeks,” “projects,” “intends,” “plans,” “may,” “will” or “should” or, in each case, their negative or other variations or comparable terminology. These forward-looking statements include all matters that are not historical facts. They appear in a number of places throughout this report and include statements regarding our intentions, beliefs or current expectations concerning, among other things, the Business Combination, the benefits and synergies of the Business Combination, including anticipated cost savings, results of operations, financial condition, liquidity, prospects, growth, strategies and the markets in which the Company operates. Such forward-looking statements are based on available current market material and management’s expectations, beliefs and forecasts concerning future events impacting Eqonex. You are cautioned that any such forward-looking statements are not guarantees of future performance and involve risks and uncertainties, as well as assumptions, which, if they were to ever materialize or prove incorrect, could cause the results of Eqonex to differ materially from those expressed or implied by such forward-looking statements. Potential risks and uncertainties include without limitation:

●	expectations regarding our strategies and future financial performance, including our future business plans or objectives, prospective performance and opportunities, and competitors, revenues, customer acquisition and retention, products and services, pricing, marketing plans, operating expenses, market trends, liquidity, cash flows and uses of cash, capital expenditures, and our ability to maintain access to content and manage license relationships, and to invest in growth initiatives and pursue acquisition opportunities;
●	adverse effects to our financial condition and results of operations due to public health issues, including epidemics or pandemics such as COVID-19;
●	our future financial performance, including our expectations regarding our net revenue, operating expenses, and our ability to achieve and maintain future profitability;
●	our business lines and our ability to effectively manage our growth;
●	anticipated trends, growth rates, and challenges in our business, the Digital Assets economy, and in the markets in which we operate;
●	market acceptance of our products and services;
●	beliefs and objectives for future operations;
●	our ability to maintain, expand, and further penetrate our existing customer base;
●	our ability to develop new products and services and grow our business in response to changing technologies, customer demand, and competitive pressures;
●	our expectations concerning relationships with third parties;
●	our ability to maintain, protect, and enhance our intellectual property;

●	our ability to continue to expand internationally;
●	our ability to operate each of our business lines effectively;
●	the effects of increased competition in our markets and our ability to compete effectively;
●	future acquisitions of or investments in complementary companies, products, services, or technologies and our ability to successfully integrate such companies or assets;
●	our ability to stay in compliance with laws and regulations that currently apply or become applicable to our business both in the United States and internationally, including environmental regulations on cryptocurrency mining;
●	economic and industry trends, projected growth, or trend analysis;
●	trends in revenue, cost of revenue, and gross margin;
●	trends in operating expenses, including technology and development expenses, sales and marketing expenses, and general and administrative expenses, and expectations regarding these expenses as a percentage of revenue; and
●	increased requirements and expenses associated with being a public company.

The forward-looking statements made in this press release speak only as of the date hereof and we disclaim any obligation, except as required by law, to provide updates, revisions or amendments to any forward-looking statements to reflect changes in our expectations or future events. For additional discussion, see Item 3 “Key information—D. Risk Factors” in our Annual Report on Form 20-F for the fiscal year ended March 31, 2021, as updated by our subsequent filings with the Securities and Exchange Commission.

Other than those of EQONEX, all names, trademarks and logos in this press release and used in the materials herein belong to their respective owners. Nothing contained on this press release should be construed as granting, by implication, estoppel, or otherwise, any right or license to use any third-party names, trademarks, or logos displayed on the press release without the written permission of such third parties.

Adjusted EBITDA

EBITDA is earnings before interest, taxes, depreciation and amortization (“EBITDA”) and EBITDA adjusted for specific items (“Adjusted EBITDA”), which are non-IFRS measures, to supplement our consolidated financial statements presented in accordance with IFRS. For an explanation and reconciliation of Adjusted EBITDA to related comparable financial information presented in the Financial Statements prepared in accordance with IFRS, refer to the Company’s Form 20-F filed on June 30, 2021. The Company believes that EBITDA and Adjusted EBITDA are useful to investors, enabling them to better access changes in our results of operations across different periods on a consistent basis, independent of certain items as noted above.

The Company calculates Adjusted EBITDA as net loss and comprehensive loss excluding share options, transaction fees, earn-out costs, impairment/fair value/revaluation gains and losses, share of loss of an associate, and finance charges.

For a full breakdown of the Company’s financial statements, please refer to the Company’s annual report on Form 20-F filed on June 30, 2021. The annual report can be accessed on the Company’s investor relations website at https://group.eqonex.com/ as well as the SEC’s website at http://www.sec.gov.